EXHIBIT 11.2

DUKE REALTY LIMITED PARTNERSHIP
EARNINGS TO DEBT SERVICE CALCULATIONS
(in thousands)

DECEMBER 31, 2002

Net income from continuing operations less dividends on preferred equity	$173,814
Loss on land and depreciated property sales	410
Recurring principal amortization	10,866
Interest expense (excludes amortization of deferred financing fees)	113,348
Earnings before debt service	298,438

Interest expense (excludes amortization of deferred financing fees)	$113,348
Recurring principal amortization	10,866
Total debt service	124,214

Earnings To Debt Service Ratio	2.40